SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549
                                  ___________


                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934




(Mark One)

( x )   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED MARCH 31, 2000

OR

(    )   TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED] FOR THE TRANSITION PERIOD FROM _________________ TO _____________________


                          COMMISSION FILE NO. 0-23832

     A. Full title and address of the plan, if different from that of the issuer named below:

                            PSS WORLD MEDICAL, INC.
                   EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            PSS WORLD MEDICAL, INC.
                           4345 SOUTHPOINT BOULEVARD
                          JACKSONVILLE, FLORIDA 32216
                                 (904) 332-3000

                             REQUIRED INFORMATION

        The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

        1. Statements of Net Assets Available for Benefits--March 31, 2000 and 1999.

        2. Statement of Changes in Net Assets Available for Benefits for the Year Ended March 31, 2000.

                             PSS WORLD MEDICAL, INC.

                    EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN


                        FINANCIAL STATEMENTS AND SCHEDULE

                             MARCH 31, 2000 and 1999





                                TABLE OF CONTENTS



REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

     Statements of Net Assets Available for Benefits--March 31, 2000 and 1999

     Statement of Changes in Net Assets Available for Benefits for the Year Ended March 31, 2000


NOTES TO FINANCIAL STATEMENTS AND SCHEDULE


SCHEDULE SUPPORTING FINANCIAL STATEMENTS

    Schedule I: Schedule H, Line 4i--Schedule of Assets Held for Investment Purposes--March 31, 2000

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




To the Plan Administrator of the
PSS World Medical, Inc. Employee Stock
Ownership and Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the PSS WORLD MEDICAL, INC. EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN as of March 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended March 31, 2000. These financial statements and the schedule referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the PSS World Medical, Inc. Employee Stock Ownership and Savings Plan as of March 31, 2000 and 1999 and the changes in its net assets available for benefits for the year ended March 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of March 31, 2000 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As explained in the notes thereto, information provided by the Trustees and presented in the schedule of assets held for investment purposes does not disclose the historical cost of certain investments. Disclosure of this information is required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.




Jacksonville, Florida
January 15, 2001

                             PSS WORLD MEDICAL, INC.

                    EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                             MARCH 31, 2000 and 1999








                                                                        2000                            1999
                                                -------------------------------------------------   --------------
                                                    Allocated       Unallocated         Total            Total
                                                ---------------     -------------   -------------   --------------
ASSETS:
    Cash                                         $       88,743     $     13,922    $     102,665                0
                                                ---------------     -------------   -------------   --------------
    Investments, at fair value:
       Investments                                   50,216,748          753,509       50,970,257       38,048,882
       Money market fund                                733,573                0          733,573          904,789
       Participant loans                                 48,972                0           48,972                0
                                                ---------------     -------------   -------------   --------------
              Total investments                      50,999,293          753,509       51,752,802       38,953,671
                                                ---------------     -------------   -------------   --------------
    Receivables:
       Participant contributions                         99,250           45,700          144,950          372,186
       Employer contributions                           257,872          823,550        1,081,422          284,404
       Escrow shares (Note 4)                            37,466          206,751          244,217                0
       Interest receivable                                    0           15,319           15,319          529,245
                                                ---------------     -------------   -------------   --------------
              Total receivables                         394,588        1,091,320        1,485,908        1,185,835
                                                ---------------     -------------   -------------   --------------
              Total assets                           51,482,624        1,858,751       53,341,375       40,139,506
                                                ---------------     -------------   -------------   --------------
LIABILITIES:
    Loan payable (Note 3)                                     0        2,173,599        2,173,599                0
    Other                                                55,237                0           55,237                0
    Interest payable                                          0           12,005           12,005                0
    Excess contributions payable to
       participants                                           0                0                0           11,519
                                                ---------------     -------------   -------------   --------------
              Total liabilities                          55,237        2,185,604        2,240,841           11,519
                                                ---------------     -------------   -------------   --------------
NET ASSETS AVAILABLE FOR BENEFITS                   $51,427,387      $  (326,853)     $51,100,534      $40,127,987
                                                ===============     =============   =============   ==============




        The accompanying notes are an integral part of these statements.

                             PSS WORLD MEDICAL, INC.

                    EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                        FOR THE YEAR ENDED MARCH 31, 2000






                                                                   Allocated        Unallocated          Total
                                                                  ------------      -------------    -------------
ADDITIONS TO NET ASSETS AVAILABLE FOR PLAN BENEFITS:
       Investment income (loss):
           Net appreciation (depreciation) in fair value
              of investments                                      $  2,387,818       $(1,619,574)    $     768,244
           Dividends and interest                                      630,582             2,689           633,271
                                                                  ------------      -------------    -------------
                 Total investment income (loss)                      3,018,400        (1,616,885)        1,401,515
                                                                  ------------      -------------    -------------
       Contributions:
           Participant                                               5,479,503           365,600         5,845,103
           Employer                                                    464,081         1,383,253         1,847,334
           Rollovers from qualified plans                            2,458,139                 0         2,458,139
                                                                  ------------      -------------    -------------
                 Total contributions                                 8,401,723         1,748,853        10,150,576
                                                                  ------------      -------------    -------------
       Other:
           Merger of PSS World Medical, Inc. Employee
              Stock Ownership Plan (Note 1)                          1,871,587          (141,781)        1,729,806
           Settlement of escrow shares (Note 4)                         37,466           206,751           244,217
           Allocation of shares                                        268,717                 0           268,717
                                                                  ------------      -------------    -------------
                 Total other                                         2,177,770            64,970         2,242,740
                                                                  ------------      -------------    -------------
                 Total additions                                    13,597,893           196,938        13,794,831
                                                                  ------------      -------------    -------------
DEDUCTIONS FROM NET ASSETS AVAILABLE FOR PLAN BENEFITS:
       Benefits paid to participants                                 2,298,493                 0         2,298,493
       Interest expense                                                      0           255,074           255,074
       Allocation of shares                                                  0           268,717           268,717
                                                                  ------------      -------------    -------------
                 Total deductions                                    2,298,493           523,791         2,822,284
                                                                  ------------      -------------    -------------
NET INCREASE (DECREASE)                                             11,299,400          (326,853)       10,972,547

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                               40,127,987                 0        40,127,987
                                                                  ------------      -------------    -------------
    End of year                                                    $51,427,387       $  (326,853)      $51,100,534
                                                                  ============      =============    =============




         The accompanying notes are an integral part of this statement.

                             PSS WORLD MEDICAL, INC.

                    EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

                             MARCH 31, 2000 AND 1999



1.  DESCRIPTION OF PLAN

The following description of the PSS World Medical, Inc. Employee Stock Ownership and Savings Plan (the "Plan") provides only general information. Participants should refer to the summary plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of PSS World Medical, Inc. and its subsidiaries (the "Company"). The Plan was created under the provisions of Section 401(a) of the Internal Revenue Code (the "IRC") and includes a qualified deferred arrangement, as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan also has the features of an employee stock ownership plan ("ESOP"), whereby employee and employer contributions are invested in PSS World Medical, Inc. common stock (the "Company's stock"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

On October 23, 1998, the Company acquired TriStar Imaging Systems, Inc. ("TriStar"). TriStar sponsored the TriStar Imaging Systems, Inc. Employee Stock Ownership and Savings Plan ("TriStar ESOP"). On March 31, 1999, the TriStar ESOP was renamed the PSS World Medical, Inc. Employee Stock Ownership Plan and was amended to allow all PSS World Medical, Inc. employees to participate in the Plan. Effective August 1, 1999 or as soon as practicable thereafter, the Plan was amended to provide for the merger of the TriStar ESOP into the Plan. Subsequent to the merger of the assets of the TriStar ESOP, the Plan became a leveraged ESOP.

Effective December 31, 1999 or as soon as practicable thereafter, the Plan was amended to provide for the merger of the PSS/Taylor Medical Profit Sharing Plan (approximately $3.8 million of net assets available for benefits). The assets were transferred into the Plan in May 2000.

Plan Administration

Effective August 1, 1999, the Plan was amended to establish two separate trusts (a "Primary Trust" and a "Company Stock Fund Trust") for the purpose of maintaining, managing, investing, and reinvesting the Plan's assets. The Chase Manhattan Bank was appointed as the Plan's trustee for the Primary Trust, and Northwestern Trust and Investors Advisory Company ("NWT") was appointed as the Plan's trustee for the Company Stock Fund Trust (collectively, the "Trustees"). Effective August 1, 1999, the Plan appointed Metropolitan Life Insurance Company as the record keeper. NWT also administers payment of interest and principal on the leveraged ESOP loan.

Eligibility

Any employee of the Company is eligible to participate in the Plan upon completion of a consecutive 12-month period of service. Plan entry dates are the first day of each calendar month within the plan year.

Contributions

The Plan is funded through voluntary employee salary deferrals and employer contributions. Participants can elect to defer up to 15% but not less than 1% of compensation, as defined by the Plan and as limited by requirements of the IRC. Participant elective contributions are invested by the Trustees in the investment options (mainly mutual funds and employer securities) as directed by the participant.

The Company may make the following types of contributions: (i) supplemental ESOP matching contributions, (ii) ESOP matching contributions, (iii) non-ESOP matching contributions, (iv) ESOP employer contributions, and (v) qualified nonelective contributions.

         Supplemental ESOP Matching Contributions

         When participants direct investment of their elective contributions to the Unencumbered Company Stock Fund (participant-directed), the Plan may use the elective contributions to make payments on the ESOP loan (Note 3). When loan repayments are made, shares of the Company's stock are released from the Encumbered Company Stock Fund (nonparticipant-directed) to the Unencumbered Company Stock Fund. The number of shares released is determined under federal laws governing the administration of ESOPs. The number of shares released is not directly related to the current fair market value of the Company's stock. For that reason, the Company will purchase additional shares of Company's stock that are at least equal to the number of shares that could be purchased with the participant's elective contributions if the shares were acquired at fair market value on the open market ("Supplemental ESOP Matching Contribution"). Any additional shares purchased as a result of the Supplemental ESOP Matching Contribution are allocated only to those participants who have directed their investment of their elective contributions to the Company stock fund.

         ESOP Matching Contributions and Non-ESOP Matching Contributions

         The Company's board of directors may elect annually to make a discretionary contribution in the form of an ESOP matching contribution (contributions to remain invested in the Company's stock) or in the form of a Non-ESOP matching contribution (contributions to be invested at the direction of the participant). Such contributions are allocated to participants based on the formula established by the board of directors. The board of directors also determines the percentage of each participant's elective contributions to be matched as well as the maximum amount to be contributed. A participant must have provided 1,000 hours of service and be employed on the last day of the plan year to be eligible for such contributions. In the event that the elective contributions and ESOP employer contributions used to repay any outstanding ESOP loan are less than that required to meet the minimum loan payment, the Company shall make an ESOP matching contribution sufficient to meet the loan repayment requirement. The ESOP matching contribution formula that was used to allocate the contributions to participant accounts for the year ended March 31, 2000 was 25% of the participant's annual deferrals. However, the maximum amount of this contribution that could be allocated to a participant was limited to $1,268.27. For the plan year ended March 31, 2000, no non-ESOP matching contributions were made by the Company.

         ESOP Employer Contributions

         The Company's board of directors may also elect annually to make a discretionary ESOP employer contribution, which may be used to make payments on the ESOP loan (Note 3). Such contributions are allocated based on the ratio of each eligible participant's considered compensation to the total considered compensation of all eligible participants during the plan year and will be allocated to participants who have provided 1,000 hours of service and are employed on the last day of the plan year. There were no ESOP employer contributions for the plan year ended March 31, 2000.

         Qualified Nonelective Contributions

         The  Company's  board of  directors  may also  elect  annually  to make qualified nonelective contributions. Such contributions may be allocated to a limited number of nonhighly compensated employees and are only made to eliminate potential discrimination with respect to participant elective contributions or employer matching contributions that would otherwise favor highly compensated employees. There were no qualified nonelective contributions for the plan year ended March 31, 2000.

Vesting

Participants are immediately vested in their elective contributions, all post August 1, 1999 employer contributions except ESOP employer contributions, and the earnings thereon. Participants are vested in the Company's discretionary ESOP employer contributions, pre-August 1, 1999 ESOP matching contributions, and earnings thereon based on years of continuous service, as defined in the Plan, according to the following schedule:

         Less than three years of service                          0%
         Three years but less than four years                     20
         Four years but less than five years                      40
         Five years but less than six years                       60
         Six years but less than seven years                      80
         Seven years or more                                     100

In the event of total and permanent disability or death, a participant shall become 100% vested in his/her account balance. Nonvested portions of the Company's discretionary contributions are forfeited as of an employee's termination date and are used to reduce future company matching contributions. At March 31, 2000 and 1999, forfeited nonvested accounts totaled approximately $0 and $25,977, respectively.

Benefits Paid to Participants

Upon retirement, death, disability, or other severance of employment, a participant or his/her beneficiary may elect to receive an amount equal to the value of the participant's vested interest in his/her account. Balances in participant accounts are paid in a single lump sum or in equal monthly, quarterly, semiannually, or annual installments, at the election of the participant, over a period not extending past the participant's life expectancy or the joint life expectancy of the participant and his/her designated beneficiary.

Balances in a participants' accounts are distributed in shares of the Company's stock (with fractional shares paid in cash) or cash as elected by the participant with payment to the participant by direct transfer to the participant's individual retirement account, or to the plan of the participant's new employer.

Loans

The participant loans outstanding as of March 31, 2000 are loans that were transferred into the Plan when the TriStar ESOP merged with the Plan. No new participant loans will be permitted by the Plan.

Participant Accounts

Each participant's account is credited with his/her contributions, his/her share of the Company's discretionary and/or required contribution, and an allocation of plan earnings. Allocations of earnings are based on the proportion that each participant's account balance bears to the total of all participant account balances as well as the participant's investment election. The benefit to which a participant is entitled is the vested portion of the benefit that can be provided from the participant's account.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Income Recognition

Interest income is recorded as earned on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Purchases and sales of the Company's stock are recorded on a trade date basis. Investment earnings on the Company's stock are allocated on a daily basis to participant accounts.

Investment Valuation

Investments of the Plan are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The Company's common stock as of March 31, 2000 and 1999 is valued at its quoted market price as listed on the NASDAQ national market under the ticker symbol "PSSI."

Net Appreciation (Depreciation) in Fair Value of Investments

Net realized gains (losses) from the sales of investments and the changes in the unrealized appreciation (depreciation) on investments held are recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Administrative Expenses

Administrative expenses of the Plan for the year ended March 31, 2000 were paid both by the Plan and by the Company.

Voting

The voting rights with respect to shares held in the Encumbered Company Stock Fund shall be exercised by the Trustee as directed by the plan administrator.

Reclassification

The Accounting Standards Executive Committee issued Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. SOP 99-3 was adopted for the 2000 financial statements, and as such, the 1999 financial statements have been reclassified to eliminate the participant-directed fund investment program disclosures.


3.  LOAN PAYABLE

On August 1, 1999, the Company and the Plan became responsible for the ESOP loan that existed between TriStar and the TriStar ESOP. Principal and interest payments of $45,700 on this note are due in monthly installments. Interest on the note is fixed at 6.54% per annum. The number of shares to be released from the Encumbered Company Stock Fund shall be determined by multiplying the total number of unallocated shares by the principal plus interest paid by the Trustee for the plan year divided by the total principal plus interest currently due. The unallocated shares are held as collateral for the outstanding loan.

Subsequent to year-end, the Company made two discretionary ESOP employer contributions and as a result, the outstanding loan principal balance was paid in full and all shares were released for allocation to participants during September 2000.


4.  RECEIVABLES

When the Company purchased TriStar, approximately 29,600 shares of the Company's stock were held by the TriStar ESOP and were restricted pursuant to a security agreement established in connection with the ESOP loan. During March 2000, 17,300 shares were released pursuant to the terms of the security agreements, and the remaining 12,300 shares are scheduled to be released during the plan year ending March 31, 2001. The 17,300 shares that were released were not deposited into the trust until subsequent to year-end. Therefore, the fair market value of these shares of approximately $244,000 at March 31, 2000 is classified as escrow shares receivable in the accompanying statements of net assets available for benefits.


5.  INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets as of March 31, 2000 and 1999:

                                                   2000              1999
                                                 -----------       -----------

Janus Balanced Fund                              $13,825,220       $         0
PSS World Medical, Inc. common stock:
    Participant-directed, allocated                9,062,981         7,604,543
    Nonparticipant-directed, allocated             8,395,247        10,989,223
    Nonparticipant-directed, unallocated             753,509                 0
Manager's Special Equity Fund                      7,125,626                 0
American Century Ultra Fund                        5,270,719                 0
Janus Fund                                         4,420,587                 0
American Balanced Fund                                     0        10,401,604
The Kaufmann Fund                                          0         3,566,996
Enterprise Growth Fund                                     0         3,238,968

During the year ended March 31, 2000, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value as follows:

                                              Allocated      Unallocated         Total
                                             ------------    -------------     ------------

Mutual funds                                   $8,028,055     $         0       $8,028,055
PSS World Medical, Inc. common stock,
participant-directed                           (3,103,243)              0       (3,103,243)
PSS World Medical, Inc. common stock,
nonparticipant-directed                        (2,536,994)     (1,619,574)      (4,156,568)
                                             ------------    -------------     ------------
                                               $2,387,818     $(1,619,574)     $   768,244
                                             ============    =============     ============

6.  NONPARTICIPANT-DIRECTED INVESTMENTS

Information pertaining to the nonparticipant-directed investments included in the unallocated portion of the Plan is presented in the accompanying statement of changes in net assets available for benefits. Information about the significant components of the change in net assets relating to the nonparticipant-directed investments included in the allocated portion of the Plan's financial statements is as follows as of March 31, 2000.

                                                                   PSS World
                                                                 Medical, Inc.    Noninterest-
                                                                     Common         Bearing
                                                                     Stock           Cash
                                                                 --------------  --------------

Net depreciation in fair value of investments                      $(2,536,994)      $       0
Employer contributions                                                       0         301,650
Interfund transfers                                                    (56,982)       (212,907)
                                                                 --------------  --------------
(Decrease) increase in net assets available for benefits           $(2,593,976)      $  88,743
                                                                 ==============  ==============

7.  TAX STATUS

On February 7, 2000, the Plan, as amended, received a favorable determination letter from the Internal Revenue Service. Although the Plan has been amended and restated since receiving this letter, the plan administrator believes that the Plan, as amended and restated, is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan is qualified and the related trust continues to be tax-exempt for the years ended March 31, 2000 and 1999.


8.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.


9.  INFORMATION PROVIDED BY THE TRUSTEES

Disclosure of historical cost information with regard to certain plan investments is required to be presented in the schedule of assets held for investment purposes (Schedule I) in accordance with the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA. Due to the record-keeping systems maintained by the Trustees, certain of this information cannot be provided.


10.  RELATED PARTIES

The Plan owns 2,686,097 shares of the Company's stock at March 31, 2000, which represents approximately 4% of the outstanding common stock of the Company at that date.


11.  RECONCILIATION TO FORM 5500

As of March 31, 2000 and 1999, the Plan had $0 and $30,216, respectively, of pending distributions to participants who elected distributions from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with accounting principles generally accepted in the United States.

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the years ended March 31, 2000 and 1999:

                                                                               Net Assets
                                                               Benefits         Available
                                                                 Paid         for Benefits
                                                                 2000             1999
                                                             --------------    -------------

        Per financial statements                                $2,298,493      $40,127,987
        1999 amounts pending distribution to participants          (30,216)         (30,216)
                                                             --------------    -------------
        Per Form 5500                                           $2,268,277      $40,097,771
                                                             ==============    =============

                                                                      SCHEDULE I



                             PSS WORLD MEDICAL, INC.

                    EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN


      SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                 MARCH 31, 2000



                                                                                                                     Current
Identity of Party Involved                Description of Investment                                       Cost         Value
--------------------------------------    -----------------------------------------------------          ------   ------------

JANUS CAPITAL CORPORATION                 Janus Balanced Fund, 570,583 units                              (b)      $13,825,220
                                          Metlife Stock Market Index Guaranteed Fund, 313 units           (b)          167,704

* METLIFE                                 Manager's Special Equity Fund, 68,622 units                     (b)        7,125,626

AMERICAN CENTURY INVESTMENT MANAGEMENT    American Century Ultra Fund, 107,390 units                      (b)        5,270,719
                                          Janus Fund, 90,866 units                                        (b)        4,420,587
                                          Janus Worldwide Fund, 10,440 units                              (b)          892,168

REICH & TANG GROUP                        Reich & Tang Fund, 733,573 units                                (b)          733,573

PACIFIC INVESTMENT MANAGEMENT COMPANY     PIMCO Total Return Fund, 61,552 units                           (b)          613,060

HARRIS ASSOCIATES                         Oakmark Fund, 17,909 units                                      (b)          443,436

* PSS WORLD MEDICAL, INC.                 PSS World Medical, Inc. common stock, 2,686,097                 (a)       18,211,737
                                              shares

*  PARTICIPANT LOANS                      Loans to participants with interest rates ranging               (b)           48,972
                                              from 7.6% to 8.5%                                                   ------------
                                                                                                                   $51,752,802
                                                                                                                  ============

                                          *Represents a party-in-interest transaction.

                    (a) Historical cost information has been requested from the Trustees, however, due to their record-keeping systems, cost information cannot be made available.

                    (b)  Historical cost information is not required.

                                The accompanying notes are an integral part of this schedule.


                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, State of Florida, on January 16, 2001.

                             PSS WORLD MEDICAL, INC.
                             EMPLOYEE STOCK OWNERSHIP AND
                             SAVINGS PLAN


                             PSS WORLD MEDICAL, INC.

                             By: /s/ David A. Smith
                                ---------------------------------
                                     David A. Smith
                                     President and Chief Financial Officer

               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS





As  independent   certified  public  accountants,   we  hereby  consent  to  the
incorporation of our report dated January 15, 2001, included in this Form 11-K, into the Plan's previously filed Registration Statement File No. 33-80657.


/s/ ARTHUR ANDERSEN LLP


Jacksonville, Florida
January 16, 2001